# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rallybio Corp, CIK 0001739410
CUSIP: 75120L209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 234 CHURCH STREET, SUITE 1020, NEW HAVEN, Connecticut (CT), 06510
Date of event which requires filing of this statement: 02/25/2026
Amends the filing with accession number 0001104659-21-104153
Filed by CIK 0001674324
Persons authorized to receive notices and communications: Lauren A. Daniel, c/o 5AM Venture Management, LLC, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8570

## Reporting persons
- 5AM Ventures V, L.P. (CIK 0001674324): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 135,319; sole dispositive power 0; shared dispositive power 135,319; aggregate amount beneficially owned 135,319 (2.6% of the class)
- 5AM Partners V, LLC (CIK 0001791889): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 135,319; sole dispositive power 0; shared dispositive power 135,319; aggregate amount beneficially owned 135,319 (2.6% of the class)
- 5AM Opportunities I, L.P. (CIK 0001753000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 156,469; sole dispositive power 0; shared dispositive power 156,469; aggregate amount beneficially owned 156,469 (3% of the class)
- 5AM Opportunities I (GP), LLC (CIK 0001790778): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 156,469; sole dispositive power 0; shared dispositive power 156,469; aggregate amount beneficially owned 156,469 (3% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 291,788; sole dispositive power 0; shared dispositive power 291,788; aggregate amount beneficially owned 291,788 (5.5% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 291,788; sole dispositive power 0; shared dispositive power 291,788; aggregate amount beneficially owned 291,788 (5.5% of the class)
- Scott M. Rocklage (CIK 0001219014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 135,319; sole dispositive power 0; shared dispositive power 135,319; aggregate amount beneficially owned 135,319 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Rallybio Corp
Address of issuer's principal executive offices: 234 CHURCH STREET, SUITE 1020, NEW HAVEN, Connecticut (CT), 06510
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 12, 2021 and amended on June 7, 2022 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of 5AM Ventures V, L.P. ("5AM V"), 5AM Partners V, LLC ("5AM Partners V"), 5AM Opportunities I, L.P. ("5AM Opportunities"), 5AM Opportunities I (GP), LLC ("5AM Opportunities GP"), Andrew J. Schwab ("Schwab"), Dr. Kush Parmar ("Dr. Parmar") and Dr. Scott M. Rocklage ("Dr. Rocklage"). 5AM V, 5AM Partners V, 5AM Opportunities, 5AM Opportunities GP, Schwab, Dr. Parmar and Dr. Rocklage are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business and principal business office of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of 5AM Partners V, which is the general partner of 5AM V. Schwab and Dr. Parmar serve as Managing Members of 5AM Opportunities GP, which is the general partner of 5AM Opportunities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of 5AM V, 5AM Partners V, 5AM Opportunities and 5AM Opportunities GP was organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 5,280,471 shares of common stock outstanding as of December 30, 2025 as reported in the Issuer's definitive proxy statement filed with the SEC on January 2, 2026 and giving effect to an 8-for-1 reverse split of the Issuer's common stock, which was effected on February 2, 2026.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 135,319 shares of common stock directly held by 5AM V; and (ii) 156,469 shares of common stock directly held by 5AM Opportunities.

5AM Partners V is the sole general partner of 5AM V and shares voting and dispositive power over the securities held by 5AM Partners V. 5AM Opportunities GP is the sole general partner of 5AM Opportunities and shares voting and dispositive power over the securities held by 5AM Opportunities. Schwab and Drs. Parmar and Rocklage are the managing members of 5AM Partners V and share voting and dispositive power over the securities held by 5AM V. Schwab and Dr. Parmar are the managing members of 5AM Opportunities GP and share voting and dispositive power over the securities held by 5AM Opportunities.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On February 25, 2025, 5AM V sold an aggregate of 87,052 shares in open market transactions at prices ranging from $6.00 to $6.15 (weighted average sales price of $6.07 per share).
On February 26, 2025, 5AM V sold an aggregate of 75,000 shares in open market transactions at prices ranging from $6.00 to $6.14 (weighted average sales price of $6.06 per share).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D, filed with the SEC on August 12, 2021).

## Signatures
- 5AM Ventures V, L.P.: /s/ Scott M. Rocklage, By 5AM Partners V, LLC, its General Partner, By Scott M. Rocklage, Managing Member (02/27/2026)
- 5AM Partners V, LLC: /s/ Scott M. Rocklage, By Scott M. Rocklage, Managing Member (02/27/2026)
- 5AM Opportunities I, L.P.: /s/ Kush Parmar, By 5AM Opportunities I (GP), LLC, its General Partner, By Kush Parmar, Managing Member (02/27/2026)
- 5AM Opportunities I (GP), LLC: /s/ Kush Parmar, By Kush Parmar, Managing Member (02/27/2026)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (02/27/2026)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (02/27/2026)
- Scott M. Rocklage: /s/ Scott M. Rocklage, Scott M. Rocklage (02/27/2026)